UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2024

Commission file number: 001-42375

Polyrizon Ltd.

(Translation of registrant’s name into English)

5 Ha-Tidhar Street

Raanana, 4366507, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

Attached hereto and incorporated herein is the Registrant’s press release issued on December 2, 2024, titled “Polyrizon Enters into GMP Manufacturing Agreement for CTM Supply of its PL-14 Allergy Blocker in Preparation for Planned 2025 Clinical Trial.”

EXHIBIT INDEX

Exhibit No.
99.1	Press release titled: “Polyrizon Enters into GMP Manufacturing Agreement for CTM Supply of its PL-14 Allergy Blocker in Preparation for Planned 2025 Clinical Trial”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Polyrizon Ltd.

Date: December 2, 2024	By:	/s/ Tomer Izraeli
	Name:	Tomer Izraeli
	Title:	Chief Executive Officer

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